

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2014

<u>Via E-mail</u>
Mr. Donald J. Straka
General Counsel
Great Western Bancorp, Inc.
100 North Phillips Ave.
Sioux Falls, South Dakota 57104

Re: Great Western Bancorp, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 9, 2014
File No. 333-198458

Dear Mr. Straka:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note that your parent, National Australian Bank, has already publicly disclosed a range of earnings and the amount of its dividend for the fiscal year ended September 30, 2014. (<u>See</u> "NAB earnings adjustments ahead of FY14 results," National Australia Bank ASX Announcement, October 9, 2014). We note further that you have not included a "recent developments" section. You have acknowledged providing material non-public information to NAB regarding your financial results for the fiscal year ended September 30, 2014 but you characterize that disclosure as "confidential." Please provide us with a representation of the following or revise your disclosure accordingly:

    •   financial statements for the most recently completed fiscal quarter ended September 30, 2014 or the fiscal year ended September 30, 2014 are not available to you, National Australian Bank or any other person; and

- there has not been any material adverse change to Great Western's financial condition or results of operations since June 30, 2014.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3152 or Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney